Free Writing Prospectus No. 7,880 Registration Statement Nos. 333-250103; 333-250103-01 Dated January 31, 2023 Filed Pursuant to Rule 433

Morgan Stanley Finance LLC Market-Linked Notes

Linked to the Dow Jones Industrial AverageSM due February 15, 2028

Fully and Unconditionally Guaranteed by Morgan Stanley

Investment Description

These Market-Linked Notes (the “Notes”) are unsecured and unsubordinated debt securities issued by Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The Notes provide a return at maturity linked to the performance of the Dow Jones Industrial AverageSM (the "Underlying"). If the Underlying Return is positive over the term of the Notes, MSFL will pay you at maturity the principal amount plus a return equal to the product of (i) the principal amount multiplied by (ii) the Underlying Return multiplied by (iii) the Participation Rate, up to the Maximum Gain, which will be set on the Trade Date and is expected to be between 47.70% and 52.70%. If the Underlying Return is zero or negative over the term of the Notes, MSFL will pay you at maturity only your principal amount. These long-dated Notes are for investors who are concerned about principal risk but seek an equity index-based return, and who are willing to forgo current income and upside beyond the Maximum Gain in exchange for the repayment of principal at maturity plus the potential to receive an enhanced return based on the appreciation of the Underlying, subject to the Maximum Gain. Investing in the Notes involves significant risks. You will not receive interest or dividend payments during the term of the Notes. You may receive little or no return on your investment in the Notes. MSFL will repay your full principal amount only if you hold the Notes to maturity. The Notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These Notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Features

❑       Growth Potential Subject to the Maximum Gain — If the Underlying Return is positive over the term of the Notes, the Participation Rate feature will provide leveraged exposure to the positive performance of the Underlying, and MSFL will pay you at maturity the principal amount plus a return equal to the Underlying Return multiplied by the Participation Rate, up to the Maximum Gain.

❑       No Downside Market Exposure at Maturity — If you hold the Notes to maturity, MSFL will pay you at least your full principal amount, regardless of the performance of the Underlying. Any payment on the Notes, including any repayment of principal, is subject to our creditworthiness.

Key Dates*
Trade Date	February 10, 2023
Original Issue Date	February 15, 2023
Determination Date**	February 10, 2028
Maturity Date**	February 15, 2028

*    Expected

**  Subject to postponement in the event of a Market Disruption Event or for non-Index Business Days. See “—Description of Equity-Linked Notes—Market Disruption Event” in the accompanying product supplement and “Postponement of Maturity Date” under “Additional Terms of the Notes” below.

NOTICE TO INVESTORS: YOU MAY RECEIVE ONLY YOUR PRINCIPAL AMOUNT AT MATURITY AND YOU MAY NOT RECEIVE ANY RETURN ON THE NOTES. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF OURS. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES. THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ‘‘KEY RISKS’’ BEGINNING ON PAGE 5 OF THIS FREE WRITING PROSPECTUS BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offering

These preliminary terms relate to Market-Linked Notes Linked to the Dow Jones Industrial AverageSM. The Notes are offered at a minimum investment of $1,000, or 1 Note, and integral multiples of $1,000 in excess thereof. The Participation Rate and the indicative Maximum Gain range for the Notes are listed below. The actual Maximum Gain and Initial Underlying Level will be determined on the Trade Date.

Underlying	Initial Underlying Level	Participation Rate	Maximum Gain	CUSIP	ISIN
Dow Jones Industrial AverageSM		110%	47.70% to 52.70%, which corresponds to a maximum Payment at Maturity of $1,477 to $1,527 per Note	61774TXA5	US61774TXA59

See “Additional Information about Morgan Stanley, MSFL and the Notes” on page 2. The Notes will have the terms set forth in the accompanying product supplement, index supplement and prospectus and this free writing prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus or the accompanying product supplement, index supplement and prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Estimated value on the Trade Date	Approximately $947.80 per Note, or within $55.00 of that estimate. See “Additional Information about Morgan Stanley and the Notes” on page 2.
	Price to Public	Underwriting Discount(1)	Proceeds to Us(2)
Per Note	$1,000	$35	$965
Total	$	$	$

(1) UBS Financial Services Inc., acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of $35 for each Note it sells. For more information, please see “Supplemental Plan of Distribution; Conflicts of Interest” on page 15 of this free writing prospectus.

(2)        See “Use of Proceeds and Hedging” on page 15.

The agent for this offering, Morgan Stanley & Co. LLC, is our affiliate and a wholly owned subsidiary of Morgan Stanley. See “Supplemental Plan of Distribution; Conflicts of Interest” beginning on page 15 of this free writing prospectus.

Morgan Stanley	UBS Financial Services Inc.

Additional Information about Morgan Stanley, MSFL and the Notes

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by a product supplement and an index supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the product supplement, the index supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents for free by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in this offering will arrange to send you the prospectus, the product supplement and the index supplement if you so request by calling toll-free 1-(800)-584-6837.

You may access the accompanying product supplement, index supplement and prospectus on the SEC website at.www.sec.gov as follows:

t	Product supplement dated November 16, 2020: https://www.sec.gov/Archives/edgar/data/895421/000095010320022198/dp140492-424b2_epselnotes.htm

t	Index supplement dated November 16, 2020: https://www.sec.gov/Archives/edgar/data/895421/000095010320022214/dp140278_424b2-isn2020.htm

t	Prospectus dated November 16, 2020: https://www.sec.gov/Archives/edgar/data/895421/000095010320022190/dp140485_424b2-base.htm

References to “MSFL” refer only to MSFL, references to “Morgan Stanley,” refer only to Morgan Stanley and references to “we,” “our” and “us” refer to MSFL and Morgan Stanley collectively. In this document, the “Notes” refers to the Market-Linked Notes that are offered hereby. Also, references to the accompanying “prospectus”, “product supplement” and “index supplement” mean the prospectus filed by MSFL and Morgan Stanley dated November 16, 2020, the product supplement filed by MSFL and Morgan Stanley dated November 16, 2020 and the index supplement filed by MSFL and Morgan Stanley dated November 16, 2020, respectively.

You should rely only on the information incorporated by reference or provided in this free writing prospectus or the accompanying product supplement, index supplement and prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these Notes in any state where the offer is not permitted. You should not assume that the information in this free writing prospectus or the accompanying product supplement, index supplement and prospectus is accurate as of any date other than the date on the front of this document.

If the terms discussed in this free writing prospectus differ from those discussed in the product supplement, index supplement or prospectus, the terms contained in this free writing prospectus will control.

The Issue Price of each Note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the Notes, which are borne by you, and, consequently, the estimated value of the Notes on the Trade Date will be less than $1,000. We estimate that the value of each Note on the Trade Date will be approximately $947.80, or within $55.00 of that estimate. Our estimate of the value of the Notes as determined on the Trade Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Trade Date?

In valuing the Notes on the Trade Date, we take into account that the Notes comprise both a debt component and a performance-based component linked to the Underlying. The estimated value of the Notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Underlying, instruments based on the Underlying, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the Notes?

In determining the economic terms of the Notes, including the Participation Rate and the Maximum Gain, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the Notes would be more favorable to you.

What is the relationship between the estimated value on the Trade Date and the secondary market price of the Notes?

The price at which MS & Co. purchases the Notes in the secondary market, absent changes in market conditions, including those related to the Underlying, may vary from, and be lower than, the estimated value on the Trade Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the Notes are not fully deducted upon issuance, for a period of up to 12 months following the Settlement Date, to the extent that MS & Co. may buy or sell the Notes in the secondary market, absent changes in market conditions, including those related to the Underlying, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. currently intends, but is not obligated, to make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time.

Investor Suitability

The Notes may be suitable for you if:	The Notes may not be suitable for you if:

♦   You fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no return on your investment.

♦   You seek exposure to the upside performance of the Underlying, subject to the Maximum Gain, and believe that it will appreciate over the term of the Notes.

♦   You can tolerate receiving only your principal amount at maturity if the Underlying remains unchanged or declines over the term of the Notes.

♦   You can tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦   You understand and accept that your potential return is limited by the Maximum Gain, and you would be willing to invest in the Notes if the Maximum Gain were set to the bottom of the range indicated on the cover hereof (the actual Maximum Gain will be determined on the Trade Date).

♦   You do not seek current income from your investment and are willing to forgo dividends paid on any of the constituent stocks of the Underlying.

♦   You are willing to hold the Notes to maturity, as set forth on the cover of this free writing prospectus, and accept that there may be little or no secondary market for the Notes.

♦   You understand and are willing to accept the risks associated with the Underlying.

♦   You are willing to assume our credit risk, and understand that if we default on our obligations you may not receive any amounts due to you including any repayment of principal.

♦    You do not fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no return on your investment.

♦   You believe that the level of the Underlying will decline over the term of the Notes.

♦   You cannot tolerate the possibility of receiving only the principal amount if the Underlying remains unchanged or declines over the term of the Notes.

♦   You cannot tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦   You believe the Underlying will appreciate over the term of the Notes by a percentage that exceeds the Maximum Gain.

♦   You seek an investment that has unlimited return potential without a cap on appreciation.

♦   You would be unwilling to invest in the Notes if the Maximum Gain were set equal to the bottom of the range indicated on the cover hereof (the actual Maximum Gain will be determined on the Trade Date).

♦   You seek a current income from your investment or prefer to receive the dividends paid on the constituent stocks of the Underlying.

♦   You are unable or unwilling to hold the Notes to maturity, as set forth on the cover of this free writing prospectus, or you seek an investment for which there will be an active secondary market.

♦   You do not understand or are not willing to accept the risks associated with the Underlying.

♦   You are not willing or are unable to assume the credit risk associated with us for any payment on the Notes, including any repayment of principal.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the sections entitled “Key Risks” beginning on page 5 of this free writing prospectus and “Risk Factors” beginning on S-23 of the accompanying product supplement for risks related to an investment in the Notes. For more information about the Underlying, see the information set forth under “The Dow Jones Industrial AverageSM” on page 12.

Terms
Issuer	Morgan Stanley Finance LLC
Guarantor	Morgan Stanley
Issue Price (per Note)	$1,000 (1 Note)
Principal Amount	$1,000 per Note
Term	5 years
Underlying	Dow Jones Industrial AverageSM (the “index")
Payment at Maturity (per Note)

MSFL will pay you a cash payment at maturity linked to the performance of the Underlying during the term of the Notes, as follows:

If the Underlying Return is greater than zero, MSFL will pay you an amount equal to the lesser of:

$1,000 + [$1,000 × (Underlying Return × Participation Rate)];

and

$1,000 + ($1,000 × Maximum Gain).

If the Underlying Return is zero or negative, MSFL will pay you the $1,000 principal amount and you will not receive any return on your investment.

In no event will the payment due from MSFL at maturity be less than $1,000 per Note.

Participation Rate	110%
Maximum Gain	Between 47.70% and 52.70%, which corresponds to a maximum Payment at Maturity of $1,477 to $1,527 per Note. The actual Maximum Gain will be determined on the Trade Date.
Underlying Return	Final Underlying Level – Initial Underlying Level Initial Underlying Level
Initial Underlying Level	The Index Closing Value on the Trade Date.
Final Underlying Level	The Index Closing Value on the Determination Date.
Trade Date	February 10, 2023
Original Issue Date	February 15, 2023
Determination Date	February 10, 2028*
Maturity Date	February 15, 2028*
CUSIP / ISIN	61774TXA5 / US61774TXA59
Calculation Agent	Morgan Stanley & Co. LLC (“MS & Co.”)
*Subject to postponement in the event of a Market Disruption Event or for non-Index Business Days. See “—Description of Equity-Linked Notes—Market Disruption Event” in the accompanying product supplement and “Postponement of Maturity Date” under “Additional Terms of the Notes” below.

Investment Timeline

Trade Date	The Initial Underlying Level is determined. The Maximum Gain is set.

Maturity Date

The Final Underlying Level and Underlying Return are determined as of the Determination Date.

If the Underlying Return is greater than zero, MSFL will pay you a cash amount per Note at maturity equal to the lesser of:

$1,000 + [$1,000 × (Underlying Return × Participation Rate)];

and

$1,000 + ($1,000 × Maximum Gain)

If the Underlying Return is zero or negative, MSFL will pay you the $1,000 principal amount and you will not receive any return on your investment.

In no event will the payment due from MSFL at maturity be less than $1,000 per Note.

Investing in the Notes involves significant risks. The Notes do not pay interest. YOU MAY RECEIVE LITTLE OR NO RETURN ON YOUR INVESTMENT IN THE NOTES. MSFL will repay The full principal amount only if you hold the Notes to maturity. Any payment on the Notes, including the repayment of principal, is subject to OUR creditworthiness. If WE were to default on OUR payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Key Risks

An investment in the Notes involves significant risks. The material risks that apply to the Notes are summarized here, but we urge you to also read the “Risk Factors” section in the accompanying prospectus and the accompanying product supplement and index supplement. You should also consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

Risks Relating to an Investment in the Notes

♦	The amount you receive at maturity may result in a return that is less than the yield on a standard debt security of comparable maturity — The return on the Notes at maturity is linked to the performance of the Underlying and depends on whether, and the extent to which, the Underlying Return is positive or negative. If the Underlying Return is less than or equal to 0%, MSFL will pay you only the principal amount of $1,000 for each Note you hold at maturity. Accordingly, the return on your investment in the Notes may be zero and, therefore, less than the amount that would be paid on a conventional debt security of ours of comparable maturity. Moreover, if the Underlying does not appreciate sufficiently over the term of the Notes, the overall return on the Notes (the effective yield to maturity) may still be less than the amount that would be paid on a conventional debt security of ours of comparable maturity. The Notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a return, if any, based on the performance of the Underlying.

♦	The appreciation potential is limited — The appreciation potential of the Notes is limited by the Maximum Gain of 47.70% to 52.70% (which corresponds to a maximum Payment at Maturity of $1,477 to $1,527 per Note). Therefore, you will not benefit from any positive Underlying Return that exceeds the Maximum Gain. As a result, any increase in the Final Underlying Level over the Initial Underlying Level by more than approximately 43.3636% to 47.9091% (to be determined on the Trade Date) of the Initial Underlying Level will not further increase the return on the Notes.

♦	The Participation Rate applies only if you hold the Securities to maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Participation Rate or the Notes themselves, and the return you realize may be less than the Underlying's return even if such return is positive. You can receive the full benefit of the Participation Rate from MSFL only if you hold your Notes to maturity.

♦	No interest payments — MSFL will not make any interest payments with respect to the Notes.

♦	The Notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or our credit spreads may adversely affect the market value of the Notes – Investors are dependent on our ability to pay all amounts due on the Notes at maturity, and, therefore, you are subject to our credit risk and to changes in the market’s view of our creditworthiness. If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the Notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in our credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.

♦	As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

♦	Repayment of the principal amount applies only at maturity – You should be willing to hold your Notes to maturity. If you are able to sell your Notes in the secondary market, you may have to sell them at a loss even if the return of the Underlying at the time of sale is positive. You will receive the principal amount of the Notes from MSFL only at maturity, subject to our creditworthiness.

♦	The market price of the Notes will be influenced by many unpredictable factors — Several factors, many of which are beyond our control, will influence the value of the Notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Notes in the secondary market (if at all), including:

o	the value of the Underlying at any time,

o	the volatility (frequency and magnitude of changes in value) of the Underlying,

o	dividend rates on the securities included in the Underlying,

o	interest and yield rates in the market,

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Underlying or equities markets generally and which may affect the Final Underlying Level,

o	time remaining until the Notes mature, and

o	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the terms of the Notes at the time of issuance and the price you will receive if you are able to sell your Notes prior to maturity, as the Notes are comprised of both a debt component and a performance-based component linked to the Underlying, and these are the types of factors that also generally affect the values of debt securities and derivatives linked to the Underlying. Generally, the longer the time remaining to maturity, the more the market price of the Notes will be affected by the other factors described above. For example, you may have to sell your Notes at a substantial discount from the principal amount of $1,000 per Note if the value of the Underlying at the time of sale is at, below or moderately above its Initial Underlying Level or if market interest rates rise. You cannot predict the future performance of the Underlying based on its historical performance.

♦	The amount payable on the Notes is not linked to the level of the Underlying at any time other than the Determination Date. The Final Underlying Level will be based on the Index Closing Value of the Underlying on the Determination Date, subject to postponement for non-Index Business Days and certain Market Disruption Events. Even if the level of the Underlying appreciates prior to the Determination Date but then drops by the Determination Date, the Payment at Maturity may be significantly less than it would have been had the Payment at Maturity been linked to the level of the Underlying prior to such drop. Although the actual level of the Underlying on the stated Maturity Date or at other times during the term of the Notes may be higher than the Final Underlying Level, the Payment at Maturity will be based solely on the Index Closing Value of the Underlying on the Determination Date as compared to the Initial Underlying Level.

♦	Investing in the Notes is not equivalent to investing in the Underlying or the stocks composing the Underlying. Investing in the Notes is not equivalent to investing in the Underlying or the stocks that constitute the Underlying. Investors in the Notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the Underlying. Investors in the Notes also will not participate in any appreciation of the Underlying that exceeds the Maximum Gain, which could be significant. Additionally, the Underlying is not a “total return” index, which, in addition to reflecting the market prices of the stocks that constitute the Underlying, would also reflect dividends paid on such stocks. The return on the Notes will not include such a total-return feature.

♦	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Notes in the Issue Price reduce the economic terms of the Notes, cause the estimated value of the Notes to be less than the Issue Price and will adversely affect secondary market prices — Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the Notes in secondary market transactions will likely be significantly lower than the Issue Price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the Issue Price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the Notes in the Issue Price and the lower rate we are willing to pay as issuer make the economic terms of the Notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the Notes are not fully deducted upon issuance, for a period of up to 12 months following the Settlement Date, to the extent that MS & Co. may buy or sell the Notes in the secondary market, absent changes in market conditions, including those related to the Underlying, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

♦	The estimated value of the Notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price — These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the Notes than those generated by others, including other dealers in the market, if they attempted to value the Notes. In addition, the estimated value on the Trade Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your Notes in the secondary market (if any exists) at any time. The value of your Notes at any time after the date of this free writing prospectus will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the Notes will be influenced by many unpredictable factors” above.

♦	The Notes will not be listed on any securities exchange and secondary trading may be limited — The Notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Notes. MS & Co. currently intends, but is not obligated, to make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the Notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Since other broker-dealers may not participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.

♦	Hedging and trading activity by our affiliates could potentially adversely affect the value of the Notes — One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the Notes (and possibly to other instruments linked to the Underlying or its constituent stocks), including trading in the stocks that constitute the Underlying as well as in other instruments related to the Underlying. As a result, these entities may be unwinding or adjusting hedge positions during the term of the Notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. Some of our affiliates also trade the stocks that constitute the Underlying and other financial instruments related to the Underlying on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the Trade Date could potentially affect the Initial Underlying Level and, therefore, could increase the level above which the Underlying must close on the Determination Date before you would receive a payment at maturity that exceeds your initial investment in the Notes. Additionally, such hedging or trading activities during the term of the Notes, including on the Determination Date, could adversely affect the Index Closing Value of the Underlying on the Determination Date and, accordingly, the amount of cash payable to an investor at maturity.

♦	Potential conflict of interest — As Calculation Agent, MS & Co. will determine the Initial Underlying Level, the Final Underlying Level and whether any Market Disruption Event has occurred, and will calculate the amount payable at maturity. Moreover, certain determinations made by MS & Co., in its capacity as Calculation Agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of Market Disruption Events and the selection of a Successor Underlying or calculation of the Final Underlying Level in the event of a discontinuance of the Underlying or a Market Disruption Event. These potentially subjective determinations may adversely affect the payout to you at maturity. For further information regarding these types of determinations, see “Description of Equity-Linked Notes—General Terms of the Notes—Some Definitions” and “Description of Equity-Linked Notes—Discontinuance of Any Underlying Index; Alteration of Method of Calculation” in the accompanying product supplement. In addition, MS & Co. has determined the estimated value of the Notes on the Trade Date.

♦	Potentially inconsistent research, opinions or recommendations by Morgan Stanley, UBS or our or their respective affiliates — Morgan Stanley, UBS and our or their respective affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by Morgan Stanley, UBS or our or their respective affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Underlying to which the Notes are linked.

Risks Relating to the Underlying

♦	Governmental regulatory actions could result in material changes to the composition of the Underlying and could negatively affect your return on the Notes. Governmental regulatory actions, including but not limited to sanctions-related actions by the U.S. or foreign governments, could make it necessary or advisable for there to be material changes to the composition of the Underlying, depending on the nature of such governmental regulatory actions and the Underlying constituent stocks that are affected. If any governmental regulatory action results in the removal of Underlying constituent stocks that have (or historically have had) significant weights within the Underlying, such removal, or even any uncertainty relating to a possible removal, could have a material and negative effect on the level of the Underlying and, therefore, your return on the Notes.

♦	Adjustments to the Underlying could adversely affect the value of the Notes. The Underlying publisher of the Underlying is responsible for calculating and maintaining the Underlying. The Underlying publisher may add, delete or substitute the stocks constituting the Underlying or make other methodological changes required by certain corporate events relating to the stocks constituting the Underlying, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the Underlying. The underlying publisher may discontinue or suspend calculation or publication of the Underlying at any time. In these circumstances, the Calculation Agent will have the sole discretion to substitute a Successor Underlying that is comparable to the discontinued Underlying, and is permitted to consider indices that are calculated and published by the Calculation Agent or any of its affiliates. Any of these actions could adversely affect the value of the Underlying and, consequently, the value of the Notes.

Hypothetical Payments on the Notes at Maturity

These examples are based on hypothetical terms. The actual terms will be determined on the Trade Date.

The below scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Underlying relative to the Initial Underlying Level. We cannot predict the Final Level on the Determination Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Underlying. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $1,000 principal amount of Notes on a hypothetical offering of the Notes, based on the following terms*:

Investment term:	5 years
Principal amount:	$1,000
Participation Rate:	110%
Hypothetical Initial Underlying Level:	30,000
Hypothetical Maximum Gain:	47.70%

*The actual Initial Underlying Level and Maximum Gain will be determined on the Trade Date.

Example 1 — The level of the Underlying increases from an Initial Underlying Level of 30,000 to a Final Underlying Level of 36,000. The Underlying Return is calculated as follows:

(36,000 – 30,000) / 30,000 = 20%

Because the Underlying Return is greater than zero, the Payment at Maturity for each $1,000 Principal Amount of Notes is calculated as the lesser of:

(A) $1,000 + [$1,000 × (Underlying Return × Participation Rate)], and

(B) $1,000 + ($1,000 × Maximum Gain)

= the lesser of (A) $1,000 + ($1,000 × 20% × 110%) and (B) $1,000 + ($1,000 × 47.70%)

= $1,000 + ($1,000 × 20% × 110%)

= $1,000 + $220

= $1,220

Because the product of the Underlying Return of 20% and the Participation Rate of 110% is less than the hypothetical Maximum Gain of 47.70%, for each $1,000 Principal Amount of Notes, MSFL will pay you $1,220 at maturity.

Example 2 — The level of the Underlying increases from an Initial Underlying Level of 30,000 to a Final Underlying Level of 54,000. The Underlying Return is calculated as follows:

(54,000 – 30,000) / 30,000 = 80%

Because the Underlying Return is greater than zero, the Payment at Maturity for each $1,000 Principal Amount of Notes is calculated as the lesser of:

(A) $1,000 + [$1,000 × (Underlying Return × Participation Rate)], and

(B) $1,000 + ($1,000 × Maximum Gain)

= the lesser of (A) $1,000 + ($1,000 × 80% × 110%) and (B) $1,000 + ($1,000 × 47.70%)

= $1,000 + ($1,000 × 47.70%)

= $1,000 + $477

= $1,477

Because the product of the Underlying Return of 80% and the Participation Rate of 110% is greater than the hypothetical Maximum Gain of 47.70%, for each $1,000 Principal Amount of Notes, MSFL will pay you only $1,477 at maturity, the hypothetical maximum Payment at Maturity on the Notes. This represents the hypothetical maximum amount payable over the term of the Notes.

Example 3 — The level of the Underlying decreases from an Initial Level of 30,000 to a Final Level of 15,000. The Underlying Return is negative and expressed as a formula:

Underlying Return = (30,000 - 15,000) / 30,000 = -50.00%

Payment at Maturity = $1,000

Because the Underlying Return is less than zero, MSFL will pay you only the $1,000 principal amount at maturity and you will not receive any positive return on your investment.

The table below illustrates the Payment at Maturity for a hypothetical range of Underlying Returns and does not cover the complete range of possible payouts at maturity.

Underlying Return	Final Underlying Level	Principal Amount	Participation Rate	Payment at Maturity	Hypothetical Return on $1,000 Note(1)
100%	60,000	$1,000	110%	$1,477	47.70%
90%	57,000	$1,000	110%	$1,477	47.70%
80%	54,000	$1,000	110%	$1,477	47.70%
70%	51,000	$1,000	110%	$1,477	47.70%
60%	48,000	$1,000	110%	$1,477	47.70%
50%	45,000	$1,000	110%	$1,477	47.70%
43.3636%	43,009.08	$1,000	110%	$1,477	47.70%
40%	42,000	$1,000	110%	$1,440	44.00%
30%	39,000	$1,000	110%	$1,330	33.00%
20%	36,000	$1,000	110%	$1,220	22.00%
10%	33,000	$1,000	110%	$1,110	11.00%
0%	30,000	$1,000	N/A	$1,000	0%
-10%	27,000	$1,000	N/A	$1,000	0%
-20%	24,000	$1,000	N/A	$1,000	0%
-30%	21,000	$1,000	N/A	$1,000	0%
-40%	18,000	$1,000	N/A	$1,000	0%
-50%	15,000	$1,000	N/A	$1,000	0%
-60%	12,000	$1,000	N/A	$1,000	0%
-70%	9,000	$1,000	N/A	$1,000	0%
-80%	6,000	$1,000	N/A	$1,000	0%
-90%	3,000	$1,000	N/A	$1,000	0%
-100%	0	$1,000	N/A	$1,000	0%

* The Underlying excludes cash dividend payments on stocks included in the Underlying.

(1) The “Hypothetical Return on $1,000 Note” is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount per Note to the purchase price of $1,000 per Note.

What Are the Tax Consequences of the Notes?

In the opinion of our counsel, Davis Polk & Wardwell LLP, the Notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying product supplement) of the Notes, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of the payments on the Notes. The comparable yield will be determined on the Trade Date and may be significantly higher or lower than the comparable yield if the Notes were priced on the date hereof. The comparable yield and the projected payment schedule (or information about how to obtain them) will be provided in the final pricing supplement. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income.

You should read the discussion under “United States Federal Taxation” in the accompanying product supplement concerning the U.S. federal income tax consequences of an investment in the Notes.

The comparable yield and the projected payment schedule will not be provided for any purpose other than the determination of U.S. Holders’ accruals of interest income and adjustments thereto in respect of the Notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payments that will be made on the Notes.

If you are a non-U.S. investor, please also read the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

As discussed in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an Internal Revenue Service (“IRS”) notice, Section 871(m) will not apply to securities issued before January 1, 2025 that do not have a delta of one with respect to any Underlying Security. Based on the terms of the Notes and current market conditions, we expect that the Notes will not have a delta of one with respect to any Underlying Security on the Trade Date. However, we will provide an updated determination in the final pricing supplement. Assuming that the Notes do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the Notes should not be Specified Securities and, therefore, should not be subject to Section 871(m). Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the Notes.

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “What Are the Tax Consequences of the Notes?” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the Notes.

The Dow Jones Industrial AverageSM

The Dow Jones Industrial AverageSM is a price-weighted index composed of 30 common stocks that is published by S&P Dow Jones Indices LLC, the marketing name and a licensed trademark of CME Group Inc., as representative of the broad market of U.S. industry. For additional information about the Dow Jones Industrial AverageSM, see the information set forth under “Dow Jones Industrial AverageSM” in the accompanying index supplement.

“Dow Jones,” “Dow Jones Industrial Average,” “Dow Jones Indexes” and “DJIA” are service marks of Dow Jones Trademark Holdings LLC. For more information, see “Dow Jones Industrial AverageSM” in the accompanying index supplement.

Historical Information

The following table presents the published high and low closing values, as well as end-of-quarter closing values, of the Underlying from January 1, 2018 through January 30, 2023. The closing value of the Underlying on January 30, 2023 was 33,978.08. We obtained the closing values and other information below from Bloomberg Financial Markets, without independent verification. The Underlying experiences periods of high volatility, and you should not take the historical values of the Underlying as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2018	3/31/2018	26,616.71	23,533.20	24,103.11
4/1/2018	6/30/2018	25,322.31	23,644.19	24,271.41
7/1/2018	9/30/2018	26,743.50	24,174.82	26,458.31
10/1/2018	12/31/2018	26,828.39	21,792.20	23,327.46
1/1/2019	3/31/2019	26,091.95	22,686.22	25,928.68
4/1/2019	6/30/2019	26,753.17	24,815.04	26,599.96
7/1/2019	9/30/2019	27,359.16	25,479.42	26,916.83
10/1/2019	12/31/2019	28,645.26	26,078.62	28,538.44
1/1/2020	3/31/2020	29,551.42	18,591.93	21,917.16
4/1/2020	6/30/2020	27,572.44	20,943.51	25,812.88
7/1/2020	9/30/2020	29,100.50	25,706.09	27,781.70
10/1/2020	12/31/2020	30,606.48	26,501.60	30,606.48
1/1/2021	3/31/2021	33,171.37	29,982.62	32,981.55
4/1/2021	6/30/2021	34,777.76	33,153.21	34,502.51
7/1/2021	9/30/2021	35,625.40	33,843.92	33,843.92
10/1/2021	12/31/2021	36,488.63	34,002.92	36,338.30
1/1/2022	3/31/2022	36,799.65	32,632.64	34,678.35
4/1/2022	6/30/2022	35,160.79	29,888.78	30,775.43
7/1/2022	9/30/2022	34,152.01	28,725.51	28,725.51
10/1/2022	12/31/2022	34,589.77	29,202.88	33,147.25
1/1/2023	1/30/2023*	34,302.61	32,930.08	33,978.08
*	Available information for the indicated period includes data for less than the entire calendar quarter and accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only.

The graph below illustrates the performance of the Dow Jones Industrial AverageSM from January 1, 2008 through September 20, 2022, based on information from Bloomberg. Past performance of the Dow Jones Industrial AverageSM is not indicative of its future performance.

Additional Terms of the Notes

If the terms described herein are inconsistent with those described in the prospectus supplement, index supplement or prospectus, the terms described herein shall control.

The accompanying product supplement refers to the Principal Amount as the “Stated Principal Amount,” the Initial Underlying Level as the “Initial Index Value,” the Final Level as the “Final Index Value” and the Trade Date as the “Pricing Date.”

Index Publisher

S&P Dow Jones Indices LLC, or any successor thereto.

Interest

None

Bull or Bear Notes

Bull notes

Call Right

The Notes are not callable prior to the Maturity Date.

Postponement of Maturity Date

If the Determination Date is postponed so that it falls less than two Business Days prior to the scheduled Maturity Date, the Maturity Date will be postponed to the second Business Day following the Determination Date as postponed.

Equity-linked Notes

All references to “equity-linked notes” or related terms in the accompanying product supplement for equity-linked notes shall be deemed to refer to the Notes when read in conjunction with this document.

Trustee

The Bank of New York Mellon

Calculation Agent

MS & Co.

Issuer Notice to Registered Note Holders, the Trustee and the Depositary

In the event that the Maturity Date is postponed due to postponement of the Determination Date, the issuer shall give notice of such postponement and, once it has been determined, of the date to which the Maturity Date has been rescheduled (i) to each registered holder of the Notes by mailing notice of such postponement by first class mail, postage prepaid, to such registered holder’s last address as it shall appear upon the registry books, (ii) to the trustee by facsimile, confirmed by mailing such notice to the trustee by first class mail, postage prepaid, at its New York office and (iii) to The Depository Trust Company (the “depositary”) by telephone or facsimile, confirmed by mailing such notice to the depositary by first class mail, postage prepaid. Any notice that is mailed to a registered holder of the Notes in the manner herein provided shall be conclusively presumed to have been duly given to such registered holder, whether or not such registered holder receives the notice. The issuer shall give such notice as promptly as possible, and in no case later than (i) with respect to notice of postponement of the Maturity Date, the Business Day immediately preceding the scheduled Maturity Date, and (ii) with respect to notice of the date to which the Maturity Date has been rescheduled, the Business Day immediately following the actual Determination Date for determining the final index value.

The issuer shall, or shall cause the calculation agent to, (i) provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the depositary of the payment at maturity on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Maturity Date and (ii) deliver the aggregate cash amount due with respect to the Notes to the trustee for delivery to the depositary, as a holder of the Notes, on the Maturity Date.

Use of Proceeds and Hedging

The proceeds from the sale of the Notes will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per Note issued, because, when we enter into hedging transactions in order to meet our obligations under the Notes, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the Notes borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the Notes. See also “Use of Proceeds and Hedging” in the accompanying product supplement.

On or prior to the Trade Date, we will hedge our anticipated exposure in connection with the Notes by entering into hedging transactions with our affiliates and/or third-party dealers. We expect our hedging counterparties to take positions in the stocks constituting the Underlying; in futures or options contracts on the Underlying or its component stocks listed on major securities markets; or positions in any other available securities or instruments that they may wish to use in connection with such hedging. Such purchase or sale activity could increase the value of the Underlying on the Trade Date, and therefore increase the value above which such Underlying must close on the Determination Date before you would receive at maturity a payment that exceeds the principal amount of the Notes. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes, including on the Determination Date, by purchasing and selling the stocks constituting the Underlying; in futures or options contracts on the Underlying or its component stocks listed on major securities markets; or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the Notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. Such hedging or trading activities during the term of the Notes could adversely affect the value of the Underlying, and accordingly, could increase the likelihood of the Final Underlying Level being less than or equal to the Initial Underlying Level, in which case you will receive no positive return on the Notes. We cannot give any assurance that our hedging activities will not affect the value of the Underlying and, therefore, adversely affect the value of the Notes or the amount payable at maturity.

Supplemental Plan of Distribution; Conflicts of Interest

MS & Co. will act as the agent for this offering. We will agree to sell to MS & Co., and MS & Co. will agree to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of this document. UBS Financial Services Inc., acting as dealer, will receive from MS & Co. a fixed sales commission of $35 for each Note it sells.

MS & Co. is our affiliate and a wholly owned subsidiary of Morgan Stanley, and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the Notes. When MS & Co. prices this offering of the Notes, it will determine the economic terms of the Notes, including the level of the Maximum Gain, such that for each Note the estimated value on the Trade Date will be no lower than the minimum level described in “Additional Information about Morgan Stanley, MSFL and the Notes” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”), regarding a FINRA member firm’s distribution of the Notes of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

In order to facilitate the offering of the Notes, the agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the agent may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes, for its own account. The agent must close out any naked short position by purchasing the Notes in the open market. A naked short position is more likely to be created if the agent is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the agent may bid for, and purchase, the Notes or the constituent stocks of the Underlying in the open market to stabilize the price of the Notes. Any of these activities may raise or maintain the market price of the Notes above independent market levels or prevent or retard a decline in the market price of the Notes. The agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the agent has entered into a hedging transaction with us in connection with this offering of Notes. See “—Use of Proceeds and Hedging” above.